Exhibit 99.3

APPENDIX B

Pro Forma Consolidated Financial Statements of Sierra Wireless, Inc.

SIERRA WIRELESS, INC.

Pro Forma Consolidated Statement of Operations

For the year ended December 31, 2008

(Prepared in accordance with United States GAAP)

(Expressed in thousands of United States dollars, except per share amounts)

(Unaudited)

	Sierra Wireless	Wavecom	Pro Forma Adjustments	Note 3	Pro Forma Consolidated

Revenue	$567,308	$191,371	$(871)	(a)	$757,808
Cost of goods sold	410,611	97,407	(483)	(a)	507,535
Gross margin	156,697	93,964	(388)		250,273

Expenses
Sales and marketing	32,684	41,176	(3,544)	(c)	70,316
Research and development, net	54,060	52,280	9,563	(d)	114,479
			(1,424)	(c)
Administration	20,567	45,675	(1,597)	(b)	59,703
			(4,942)	(c)
Amortization	4,814	—	12,366	(d)	18,777
			1,597	(b)
	112,125	139,131	12,019		263,275
Earnings from operations	44,572	(45,167)	(12,407)		(13,002)

Other income (expense)	26,162	6,151	2,902	(e)	11,467
			(5,197)	(f)
			(3,082)	(g)
			(3,921)	(h)
			(261)	(i)
			(585)	(j)
			(10,702)	(k)
Earnings before income taxes	70,734	(39,016)	(33,253)		(1,535)
Income tax expense (recovery)	8,151	6,795	(151)	(l)	14,795
Net earnings	$62,583	$(45,811)	$(33,102)		$(16,330)

Earnings per share for the period:
Basic	$2.00	$3.03			$(0.52)
Diluted	$2.00	$3.03			$(0.52)

Weighted average number of shares (in thousands)
Basic	31,254	15,121		Note 4	31,254
Diluted	31,323	15,121		Note 4	31,254

See accompanying notes to the unaudited pro forma consolidated financial statements.

SIERRA WIRELESS, INC.

Notes to Pro Forma Consolidated Financial Statements

(Expressed in thousands of United States dollars, except per share amounts)

(Unaudited)

1.              Basis of Presentation

The accompanying unaudited pro forma consolidated statement of operations for the year ended December 31, 2008 has been prepared by management in accordance with United States generally accepted accounting principles (“GAAP”) and is derived from the audited consolidated financial statements of Sierra Wireless, Inc. (“Sierra Wireless”) for the year ended December 31, 2008 and the audited consolidated financial statements of Wavecom S.A. (“Wavecom”) for the year ended December 31, 2008.

The Wavecom audited consolidated financial statements are in Euros.  The consolidated statement of operations of Wavecom for the year ended December 31, 2008 has been translated at the average exchange rate of 1.473 for 2008.

The unaudited pro forma consolidated statement of operations is presented as if the transaction discussed in Note 2 had taken place on January 1, 2008. 100% of the shares were acquired after the squeeze-out of the remaining Wavecom shares and OCEANEs that had not tendered to the offer.  As a result, there is no non-controlling interest.  The accounting policies used in the preparation of the unaudited pro forma consolidated statement of operations are those disclosed in Sierra Wireless’s audited consolidated financial statements for the year ended December 31, 2008.  Management has determined that no adjustments are necessary to conform Wavecom’s audited financial information with the accounting policies used by Sierra Wireless.

The unaudited pro forma consolidated statement of operations is not necessarily indicative of the results that actually would have been achieved if the transaction reflected therein had been completed on the date indicated or the results that may be obtained in the future. In preparing the unaudited pro forma consolidated statement of operations, no adjustments have been made to reflect the operating synergies that may result from combining the operations of Sierra Wireless and Wavecom.

The unaudited pro forma consolidated statement of operations should be read in conjunction with the audited consolidated financial statements of Sierra Wireless and Wavecom for the year ended December 31, 2008, including the notes thereto.

2.              Acquisition

On December 2, 2008, we announced an all-cash offer to purchase the common shares and OCEANE convertible bonds (“OCEANEs”) of Wavecom, a global leader in wireless M2M solutions headquartered in Issy-les-Moulineaux, France.  The total value of the transaction was approximately $287,760 (€218,000).  We made a cash offer of €8.50 per ordinary share of Wavecom and €31.93 per OCEANE.  The transaction was implemented by way of concurrent but separate public tender offers in both France and the United States for all Wavecom shares, all American Depository Shares (“ADSs”) representing Wavecom’s ordinary shares and all OCEANEs issued by Wavecom.

On February 27, 2009, we completed our acquisition of 84.32% of the outstanding shares and 99.97% of the outstanding OCEANEs of Wavecom for cash consideration of $144,859 (€113,508) and $104,767 (€82,093), respectively.  During March 2009, we purchased 160,643 shares on the open market for cash consideration of $1,844 (€1,362), resulting in the acquisition of a total of 85.34% of the outstanding shares.  On March 11, 2009, we announced the re-opening of the tender offer for a subsequent offering period which expired on March 31, 2009.

On April 8, 2009, we settled the subsequent tender offer with $11,757 (€8,907) of cash that secured the term facility.

In accordance with applicable laws and regulations, on April 29, 2009, we completed the squeeze-out of the remaining Wavecom shares and OCEANEs with $7,723 (€5,851) of cash that secured the term facility.  As a result, the Wavecom shares and OCEANEs have been delisted from the Euronext and the ADSs have been delisted from the Nasdaq.

The goodwill arising from the acquisition results from the expectation that the combination will create a global leader that will be uniquely positioned to benefit from the anticipated growth in wireless for mobile computing and M2M markets.  We expect the acquisition to significantly expand our position in the global M2M market and increase our scale and capabilities in Europe and Asia. All of the goodwill was assigned to the mobile and M2M segment.  Any goodwill allocated on the acquisition will not be deductible for tax purposes.

The acquisition was accounted for using the purchase method of accounting. Sierra is using a third party to value the intangible assets acquired and this valuation is not yet complete.  The preliminary purchase price allocation is based on management’s best estimate of the relative fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition.  Because Sierra has only recently acquired Wavecom and the third party valuation is not yet complete, it is not practicable to definitively allocate the purchase price.  Once the valuation is complete, Sierra will reassess its preliminary allocation, which may result in adjustments.

The following table summarizes the estimated purchase price allocation:

Cash and marketable securities	$139,785
Other current assets	52,321
Property and equipment	14,480
Intangible assets	60,216
Goodwill	64,227
Other long-term assets	5,231
Total assets acquired	$336,260

Current liabilities	52,566
OCEANE convertible bonds	104,870
Capital lease obligations	657
Long-term liabilities	462
Other long-term liabilities	17,645
Non-controlling interest	13,357
Net assets acquired	$146,703

The fair value of the non-controlling interest at February 27, 2009 was based on the fair market price determined in the tender offer of $10.85 (€8.50) per ordinary share.

The following table presents details of the estimated purchased intangible assets:

	Estimated Useful Life (in years)	Amount
Backlog	1	$5,747
Intellectual property	3	27,024
Customer relationships and other intangible assets	3 - 5	27,445
Total purchased intangible assets		$60,216

3.              Pro Forma Assumptions and Adjustments

The following adjustments have been made to reflect the transaction described above:

(a)          Elimination of intercompany transactions between Sierra and Wavecom.

(b)         Reclassification of amortization that is included in administration in Wavecom’s financial statements.

(c)          Elimination of stock-based compensation expense related to Wavecom’s stock options.  Wavecom’s stock options plan would have been terminated upon acquisition.

(d)         Preliminary amortization of intangible assets identified based on preliminary estimates totaling $60,216 for acquired technology and customer relationships.  Amortization period used is 1 to 5 years.

(e)          Elimination of interest expense on Wavecom’s OCEANE convertible bonds.  The debt is eliminated as the bonds would have been redeemed upon acquisition.

(f)            Elimination of interest income on cash used by Sierra in the acquisition.

(g)         Elimination of interest income on cash held by Wavecom used to redeem OCEANE convertible bonds.

(h)         To record financing fees related to set up of credit facilities that were put in place to facilitate the acquisition of Wavecom.

(i)             To record interest expense on the term loan for the period that it was drawn.

(j)             To record standby fees on the revolving credit facility.

(k)          To record the foreign exchange loss on the term loan and on the intercompany balances that the parent company has with its self-sustaining foreign operations.

(l)             To adjust tax expense to the effective tax rate of the combined company.

4.              Pro Forma Earnings Per Share

The pro forma basic and diluted earnings per share calculations for the year ended December 31, 2008 have been calculated based on the total weighted average number of common shares held by shareholders of Sierra Wireless during the period.